Extraordinary Report
June 27, 2013

(TRANSLATION)

ADVANTEST CORPORATION

Note for readers of this English translation

On June 27, 2013, ADVANTEST CORPORATION (the “Company”) filed its Japanese-language Extraordinary Report (Rinji Houkokusho) (the “Report”) with the Director-General of the Kanto Financial Bureau in Japan in connection with the Company’s shareholders’ voting results for proposals acted upon at the 71st Ordinary General Meeting of Shareholders held on June 26, 2013 pursuant to the Financial Instruments and Exchange Act of Japan. This document is an English translation of the Report in its entirety.

1. Reason for submitting the Extraordinary Report

Given that resolutions were made for the PROPOSALS TO BE ACTED UPON at the 71st Ordinary General Meeting of Shareholders held on June 26, 2013 (the “Meeting”), ADVANTEST CORPORATION (the “Company”) submits this Extraordinary Report under the provisions of Article 24-5, Paragraph 4, of the Financial Instruments and Exchange Act of Japan and Article 19, Paragraph 2, Item 9-2, of the Cabinet Office Ordinance on Disclosure of Corporate Information, etc.

2. Matters reported

(1) Date when the Meeting was held:      June 26, 2013

(2) Proposals acted upon

Agenda Item No.1: Partial amendment to the Articles of Incorporation

The shareholders resolved to approve the partial amendment to the Articles of Incorporation as originally proposed.

Agenda Item No.2: Election of nine directors

Toshio Maruyama, Haruo Matsuno, Yasushige Hagio, Osamu Karatsu , Shinichiro Kuroe, Sae Bum Myung, Hiroshi Nakamura, Seiichi Yoshikawa and Yoshiaki Yoshida were elected as directors of the Company.

(3)	Number of voting rights concerning the indication of “for,” “against” or “abstain” for each proposal; Requirements for approving the proposals; Results of resolutions
(Unit: Voting right)
Proposal	For	Against	Abstain	Results of Resolutions
				Ratio of favorable votes	Results
Agenda Item No.1: Partial amendment to the Articles of Incorporation
	1,168,534	1,435	180	99.6%	Approved
Agenda Item No.2: Election of nine directors
Toshio Maruyama	993,156	176,690	488	84.7%	Approved
Haruo Matsuno	1,061,100	109,179	58	90.4%	Approved
Yasushige Hagio	1,119,671	50,608	58	95.4%	Approved
Osamu Karatsu	1,150,527	19,752	58	98.1%	Approved
Shinichiro Kuroe	1,069,070	101,208	58	91.1%	Approved
Sae Bum Myung	1,071,981	98,297	58	91.4%	Approved
Hiroshi Nakamura	1,100,068	70,210	58	93.8%	Approved
Seiichi Yoshikawa	918,485	251,791	58	78.3%	Approved
Yoshiaki Yoshida	1,148,339	21,939	58	97.9%	Approved

Notes:
Requirements for the approval of the agenda Item No.1 shall be two-thirds (2/3) or more of the affirmative votes, including postal and electronic filings, of the shareholders present at the meeting where the shareholders holding one-third (1/3) or more of the votes of the shareholders entitled to exercise their votes at such shareholders meeting are present.
Requirements for the approval of the agenda Item No.2 shall be a simple majority of the affirmative votes, including postal and electronic filings, of the shareholders present at the meeting where the shareholders holding one-third (1/3) or more of the votes of all shareholders entitled to exercise their votes at such shareholders meeting are present.

(4)	Reason why a portion of the voting rights held by the shareholders present at the Meeting was not added to the number of voting rights

Because the required two-thirds (2/3) or majority, as applicable, approval for the proposals were met by the voting rights exercised in advance on or before the day prior to the day of Meeting and the voting rights of certain shareholders who attended the Meeting and whose intention to approve or reject the proposal have been confirmed, and the resolution was thereby enacted lawfully under the Companies Act.